Exhibit 1

2020 3rd Quarter Results Mexico City, October 28, 2020 NYSE: VIST BMV: VIST Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST and BMV: VISTA), a new generation publicly traded Latin-American oil & gas company.

Vista Oil & Gas Results of the Third Quarter of 2020

October 28, 2020, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the third quarter (“Q3”) of 2020.

Q3 2020 highlights:

•

The third quarter of 2020 was marked by a solid sequential recovery of our key operational and financial metrics. We have seen improvement in crude oil demand, especially in the international markets, where we have re-focused our commercial efforts, and higher realization prices.

•

Our Q3 2020 total production was 25,394 boe/d, a 6.6% increase q-o-q, whilst oil production increased 11.9% q-o-q. Both increases were driven by the re-opening of our Vaca Muerta wells in June, and the marginal impact of pad #4, which was connected in late September. Total production decreased 19.7% compared to Q3 2019.

•

In Q3 2020, our shale wells contributed a production of 8,407 boe/d, out of which 8,320 boe/d correspond to our shale oil wells in Bajada del Palo Oeste where. After 147 days, the average well of our first three 4-well pads was performing 13% above our type curve (EUR 25 years: 1.52 MMboe).

•

Revenues in Q3 2020 were 69.9 $MM, 36.5% above the 51.2 $MM generated in Q2 2020, driven by the aforementioned production increase and the recovery of realized crude oil prices. Revenues in Q3 2020 decreased 33.7% compared to the 105.4 $MM generated in Q3 2019, impacted by both lower production levels and realized prices.

•

In Q3 2020, the average crude oil realized price was 39.1 $/bbl, a 47.5% increase compared to Q2 2020, mainly driven by the recovery in Brent prices and the increase in our exported volumes. In turn, Q3 2020 average crude oil realized price was 19.7% lower compared to the average realized crude oil price of Q3 2019, mainly driven by a decrease in domestic and international demand and lower Brent prices.

•

Realized natural gas price for Q3 2020 was 2.2 $/MMBTU, resulting in flat prices sequentially, and a 37.1% decrease y-o-y, mainly driven by lower realized prices in the industrial segment (in turn, driven by softer demand due to lower industrial activity amid Covid-19 lockdown restrictions) and softer prices in the regulated distribution segment.

•

Total lifting cost for Q3 2020 was 23.0 $MM, 19% lower y-o-y. The rebasing of our operating cost structure allowed us to offset lower production levels, with cost savings resulting in a lifting cost per boe in Q3 2020 of 9.9 $/boe, representing a 0.9% increase compared to the average lifting cost in Q3 2019, which was 9.8 $/boe.

•	Consolidated adjusted EBITDA for Q3 2020 was 24.2 $MM, resulting in an adjusted EBITDA margin of 35%.

•

In August, we restarted drilling and completion activities in Bajada del Palo Oeste, on the back of lower development cost, as well as demand and price recovery. We completed and tied-in our 4-well pad #4 with improved efficiency, achieving a 21% reduction in cost per lateral foot and 40% decrease in completion cost per stage, in both cases compared to pad #1, completed in 2019. This productivity resulted in an average well cost (normalized to 2,800 meters lateral length and 47 stages) of 11.4 $MM, 3% below our new well design budget cost and 20% below the average well cost of our previous pad. In addition, we are completing our 4-well pad #5, which we expect to tie-in in December 2020.

•	In Q3 2020, capex was 36.8 $MM, mainly driven by having restarted our drilling and completion activity in Bajada del Palo Oeste during August 2020.

•

We managed to maintain a solid financial position. A positive cash flow from operations of 19.1 $MM and financing activities drove our free cash flow generation for the period of 4.3 $MM, contributing to our end-of-quarter cash balance of 225.0 $MM. Gross debt totaled 522.1 $MM as of quarter end, resulting in a net debt of 297.1 $MM. In addition, during the quarter we refinanced 75 $MM of upcoming debt maturities in 2020 and 2021, and we also raised 30 $MM in the Argentine capital markets.

•

Q3 2020 net loss was 28.4 $MM, impacted by: (a) financial results for a total loss of 12.9 $MM, compared to a gain of 14.8 $MM in Q3 2019, (b) an impairment of 5.0 $MM, and partially offset by (c) a decrease in Depreciation, depletion and amortization to 38.9 $MM compared to 45.9 $MM in Q3 2019.

Vista Oil & Gas Q3 2020 results

Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

Production

Total average net daily production

	Q3 2020	Q2 2020	Q3 2019	Δ y-o-y (%)	Δ q-o-q (%)
Total (boed)	25,394	23,817	31,637	(19.7)%	6.6%
Oil (bbld)	17,534	15,672	20,281	(13.5)%	11.9%
Natural Gas (MMm[3]d)	1.16	1.20	1.68	(31.3)%	(3.5)%
NGL (bbld)	587	606	761	(22.9)%	(3.1)%

y-o-y. (%): represents the percentage variation in Q3 2020 compared to Q3 2019.

q-o-q. (%): represents the percentage variation in Q3 2020 compared to Q2 2020.

Average daily production during Q3 2020 was 25,394 boe/d, comprised of 17,534 bbl/d of oil, representing 69.0% of total production, 1.16 MMm3/d of natural gas and 587 boe/d of NGL.

Total operated production during Q3 2020 was 24,821 boe/d, which amounts to 98% of total production. Total shale production was 8,407 boe/d, including 8,320 boe/d of shale operated production in Bajada del Palo Oeste and 88 boe/d of shale non-operated production in Coirón Amargo Sur Oeste (CASO).

In Bajada del Palo Oeste, as of the date of this report, the 12 shale oil wells from our first three pads are performing 13% above our type curve for the first 147 days of cumulative production. Additionally, we have tied-in our 4-well pad #4 in late September. Two wells were landed in La Cocina, and completed with 44 and 51 frac stages, respectively. The two other wells were landed in the Carbonate section of Vaca Muerta, a third landing zone we are testing, and were completed with 26 and 31 stages, respectively.

Q3 2020 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Fields total at working interest		17,534	1.16	587	25,394	100%

Entre Lomas	100%	3,415	0.27	529	5,629	22%
Bajada del Palo Este	100%	353	0.07	48	830	3%
Bajada del Palo Oeste (conventional)	100%	819	0.40	—	3,327	13%
Bajada del Palo Oeste (shale)	100%	7,251	0.17	—	8,320	33%
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	119	0.04	10	373	1%
25 de Mayo-Medanito	100%	2,507	0.02	—	2,663	10%
Jagüel de los Machos	100%	2,505	0.13	—	3,313	13%
Coirón Amargo Norte	55%	326	0.01	—	366	1%
Águila Mora (shale)	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	23	0.02	—	173	1%
Coirón Amargo Sur Oeste (shale / non-operated)	10%	80	0.00	—	88	0%
Blocks CS-01, A-10 and TM-01 (Mexico)	50%	137	0.03	—	313	1%

During Q3 2020, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) block represented 22% of total production, 25 de Mayo-Medanito and Jagüel de los Machos blocks represented 24%, Bajada del Palo Oeste represented 46%, Bajada del Palo Este block represented 3%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 1%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from our blocks in Mexico represented 1% of our total average daily production. The remaining 1% was production from Acambuco and CASO, non-operated blocks in Argentina, and Águila Mora, an operated unconventional concession. For further information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product - in $MM	Q3 2020	Q2 2020	Q3 2019	Δ y-o-y (%)	Δ q-o-q (%)

Total	69.9	51.2	105.4	(33.7)%	36.5%
Oil	60.4	41.7	84.7	(28.7)%	44.8%
Natural Gas	8.6	8.6	19.2	(55.2)%	0.0%
NGL and others	0.8	0.9	1.6	(50.0)%	(11.1)%

Average Realized Prices

Product	Q3 2020	Q2 2020	Q3 2019	Δ y-o-y (%)	Δ q-o-q (%)

Oil ($/bbl)	39.1	26.5	48.7	(19.7)%	47.5%
Natural Gas ($/MMBTU)	2.2	2.2	3.5	(37.1)%	0.0%
NGL ($/tn)	177	185	262	(32.3)%	(4.3)%

During Q3 2020, total revenues were 69.9 $MM, 33.7% lower than Q3 2019, but 36.5% higher q-o-q, driven by crude oil revenues.

Crude oil revenues in Q3 2020 totaled 60.4 $MM, representing 86.5% of total revenues, a 28.7% decrease compared to Q3 2019, impacted by both lower production volumes and lower realized prices, but a 44.8% increase compared to Q2 2020, driven by the recovery in crude oil production and realized prices. Average oil sales price was 39.1 $/bbl, 19.7% below Q3 2019 but 47.5% above Q2 2020.

Natural gas revenues represented 12.3% of total revenues. During Q3 2020, sales were made to a diversified portfolio of industrial clients, representing 48% of total natural gas volumes, at an average realized price of 2.0 $/MMBTU, 49% to distribution companies and CNG clients at an average price of 2.5 $/MMBTU, and the 3% remaining sales were made to the power generation segment at an average price of 2.6 $/MMBTU. The total average price of natural gas sales for the quarter was 2.2 $/MMBTU, a 37.1% decrease compared to Q3 2019, mainly driven by lower realized prices in the industrial segment (driven by softer demand due to lower industrial activity amid Covid-19 lock down restrictions) and softer prices in the regulated distribution segment .

NGL sales were 0.8 $MM during Q3 2020, representing 1.2% of total sales. NGL volumes were allocated to the Argentine market at an average price of 177 U.S. dollars per ton ($/tn).

Lifting Cost

	Q3 2020	Q2 2020	Q3 2019	Δ y-o-y (%)	Δ q-o-q (%)
Lifting Cost ($MM)	23.0	18.6	28.4	(19.0)%	24.1%
Lifting cost ($/boe)	9.9	8.6	9.8	0.9%	15.1%

During Q3 2020, total lifting cost was 23.0 $MM, a 19.0% decrease y-o-y, and a 24.1% increase q-o-q, which reflects the restart of our pulling activities and other oilfield services back to pre-Covid-19 levels

Our average lifting cost per boe in Q3 2020 was 9.9 $/boe, a 0.9% increase compared to Q3 2019, which reflects our rebased cost structure that allowed us to maintain a flat lifting cost per boe despite the production decrease.

Lifting cost reduction y-o-y was driven by the renegotiation of most of our contracts, and a 32% improvement in the failure index of our mature fields, which allowed for a 36% reduction in the number of well interventions y-o-y

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3 2020	Q2 2020	Q3 2019	Δ y.o.y. (%)		Δ q.o.q. (%)
Net (loss) / profit for the period	(28.4)	(39.2)	21.5

(+) Income tax (expense) / benefit	(5.6)	8.3	(6.0)
(+) Financial results, net	12.9	9.2	(14.8)
(+) Investments results	—	—	(0.1)

Operating profit	(21.1)	(21.7)	0.6

(+) Depreciation	38.9	30.4	45.9
(+) Restructuring expenses	1.5	1.4	0.0
(+) Impairment of long -lived assets	5.0	—	—

Adjusted EBITDA(1)	24.2	10.2	46.6	(48.0)%		137.7%

Adjusted EBITDA Margin (%)(2)	35%	20%	44%	(9	)% p.p.	15	% p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

(2)	Change expressed as a difference in percentage points.

Note: amounts may not sum due to rounding.

Adjusted EBITDA was 24.2 $MM in Q3 2020, a 48.1% decreased compared to Q3 2019, but a 137.7% increase compared to Q2 2020, driven by a recovery in crude oil realized prices and an increase in oil production. Adjusted EBITDA margin was 35% a 15 p.p. improvement vis-à -vis Q2 2020.

Net Profit / Loss

Q3 2020 net loss was 28.4 $MM, impacted by: (a) financial results for a total loss of 12.9 $MM, compared to a gain of 14.8 $MM in Q3 2019, (b) an impairment of 5.0 $MM, and (c) partially offset by a decrease in Depreciation, depletion and amortization to 38.9 $MM compared to 45.9 $MM in Q3 2019.

As of September 2020, Vista performed an impairment test that resulted in a 5.0 $MM impairment loss, mainly driven by prices of crude oil, natural gas and NGL and an increase in the discount rate.

Financial results in Q3 2020 resulted in a total loss of 12.9 $MM. Compared to the gain of 14.8 $MM in Q3 2019, this loss was mainly driven by higher interests due to an increased level of financial debt, as well as the lack of both a gain for the valuation of warrants (both of which occurred in Q3 2019).

Capex

Capex during Q3 2020 was 36.8 $MM, on an accrual basis, which reflects the ramp up in activity that took place in August 2020. During the quarter, we invested 33.2 $MM in our Vaca Muerta project in Bajada del Palo Oeste, of which 30.3 $MM correspond to drilling and completion of wells, 2.6 $MM to development of facilities and 0.2 $MM to workovers. Additionally, capex in our conventional assets, non-operated assets, other facilities, IT projects, and G&G studies, accounted for the remaining 3.6 $MM.

Financial overview

During Q3 2020, we maintained a solid balance sheet, increasing our cash position to 225.0 $MM as of September 30, 2020. Our financial debt totaled 522.1 $MM, resulting in a net debt of 297.1 $MM.

During July 2020, we entered into a set of agreements to refinance the payment of 75 $MM in debt maturities due during 2020 and 2021.

In addition, we raised 30 $MM in a two-series bond issuance in the Argentina capital market, as follows:

•	10 $MM in pesos, 18 months bullet, at variable rate with a spread of 137 basis points

•	20 $MM in a dollar-linked bond, 36 months bullet, with zero coupon

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON clase I	Vista Oil & Gas Argentina S.A.U.	31/7/2019	31/7/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON clase II	Vista Oil & Gas Argentina S.A.U.	7/8/2019	7/8/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON clase III	Vista Oil & Gas Argentina S.A.U.	21/2/2020	21/2/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON clase IV	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/2/2022	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina
ON clase V	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/8/2023	20	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Total production by field (Mboe/d)	25,394	23,817	26,485	30,026	31,637

Entre Lomas	5,629	6,289	6,804	7,648	8,618
Bajada del Palo Este	830	1,036	1,122	1,281	1,349
Bajada del Palo Oeste (conventional)	3,327	3,679	4,661	5,499	4,944
Bajada del Palo Oeste (shale)	8,320	5,065	5,599	6,687	7,501
Agua Amarga (Jarilla Quemada, Charco del Palenque)	373	476	596	621	657
25 de Mayo-Medanito	2,663	2,881	2,879	3,177	3,370
Jagüel de los Machos	3,313	3,525	3,705	3,991	4,224
Coirón Amargo Norte	366	268	260	214	236
Águila Mora (shale)	—	—	197	147	—
Acambuco	173	178	180	182	186
Coirón Amargo Sur Oeste (shale)	88	102	113	159	165
Blocks CS-01, A-10 and TM-01	313	318	368	418	388

Crude oil production by field (Mboe/d)(1)	17,534	15,672	16,991	18,720	20,281

Entre Lomas	3,415	3,716	4,043	4,244	4,715
Bajada del Palo Este	353	463	553	554	574
Bajada del Palo Oeste (conventional)	819	916	1,051	1,111	988
Bajada del Palo Oeste (shale)	7,251	4,508	4,900	5,862	6,733
Agua Amarga (Jarilla Quemada, Charco del Palenque)	119	182	242	268	303
25 de Mayo-Medanito	2,507	2,741	2,701	2,965	3,213
Jagüel de los Machos	2,505	2,645	2,775	3,014	3,176
Coirón Amargo Norte	326	222	218	184	217
Águila Mora (shale)	—	—	197	147	—
Acambuco	23	25	24	22	22
Coirón Amargo Sur Oeste (shale)	80	92	96	141	147
Blocks CS-01, A-10 and TM-01	137	163	192	209	194

Natural Gas production by field (Mboe/d)(2)	7,273	7,539	8,848	10,631	10,594

Entre Lomas	1,685	2,018	2,180	2,799	3,221
Bajada del Palo Este	430	533	522	673	715
Bajada del Palo Oeste (conventional)	2,508	2,763	3,610	4,388	3,956
Bajada del Palo Oeste (shale)	1,069	557	699	825	768
Agua Amarga (Jarilla Quemada, Charco del Palenque)	244	284	337	336	334
25 de Mayo-Medanito	156	140	178	212	157
Jagüel de los Machos	807	879	930	978	1,048
Coirón Amargo Norte	40	46	42	31	20
Águila Mora (shale)	—	—	—	—	—
Acambuco	150	154	156	161	164
Coirón Amargo Sur Oeste (shale)	7	10	17	19	18
Blocks CS-01, A-10 and TM-01	176	155	177	210	194

NGL production by field (boe/d)	587	606	645	675	761

Entre Lomas	529	555	582	606	682
Bajada del Palo Este	48	41	47	53	59
Bajada del Palo Oeste (conventional)	—	—	—	—	—
Bajada del Palo Oeste (shale)	—	—	—	—	—
Agua Amarga (Jarilla Quemada, Charco del Palenque)	10	10	17	16	20

Notes:

(1) Acambuco includes condensate.

(2) Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)		Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%		Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%		Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste / Este	100%		Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%		Operated	Shale	Neuquina	Argentina
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%		Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%		Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%		Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	55	%(1)	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%		Non-operated	Shale	Neuquina	Argentina
Águila Mora	90%		Operated	Shale	Neuquina	Argentina
Acambuco	1.5%		Non-operated	Conventional	Noroeste	Argentina
Block CS-01	50%		Operated	Conventional	Del Sureste	México
Block A-10	50%		Non-operated	Conventional	Del Sureste	México

Note: Not showing blocks without production, Bajada del Palo Este (shale), Sur Rio Deseado Este and TM-01.

(1) On July 7, 2020, due to the default of payment of the joint venture partner, Madalena Energy S.R.L.(“Madalena”), and in accordance with the provisions of Coirón Amargo Norte Joint Operation Agreement (“JOA”), Vista Argentina jointly with its partner Gas y Petróleo del Neuquén S.A., proceeded to exclude Madalena from the JOA because of such breach.

As a result of this the Company, through its subsidiary Vista Argentina, increased its participating interest in the JOA from 55% to 84.62%. As per the JOA provisions Vista has the right to claim the due payments by Madalena.

As of the date of issuance of these condensed consolidated interim financial statements, the amendment to the JOA is pending approval by the Province of Neuquén Executive Branch, which will have retroactive effect to July 7,2020.

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Total Revenues	69,863	51,219	73,320	96,445	105,443
Oil	60,438	41,712	61,985	82,833	84,668
Natural Gas	8,609	8,640	10,113	13,078	19,200
NGL and others	816	867	1,222	534	1,575

Cost of Sales	(70,934)	(58,623)	(67,996)	(78,064)	(91,415)

Operating expenses	(23,032)	(18,564)	(23,833)	(25,716)	(28,427)
Stock fluctuation	598	(3,481)	449	(698)	(2,365)
Depreciation	(38,876)	(30,447)	(33,467)	(38,361)	(45,895)
Royalties	(9,624)	(6,131)	(11,145)	(13,289)	(14,728)

Gross profit	(1,071)	(7,404)	5,324	18,381	14,028

Selling expenses	(5,434)	(6,300)	(6,152)	(6,745)	(6,851)
General and administrative expenses	(9,063)	(8,229)	(9,367)	(13,248)	(8,278)
Exploration expenses	(241)	(168)	(131)	(65)	333
Other operating income	1,380	1,698	2,153	907	948
Other operating expenses, net	(1,690)	(1,285)	(1,253)	(4,426)	455
Impairment of long -lived assets	(4,954)	—	—	—	—

Operating profit (loss)	(21,073)	(21,688)	(9,426)	(5,196)	635

Adjusted EBITDA Reconciliation ($M)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Net (loss) / profit for the period	(28,402)	(39,203)	(21,332)	(44,248)	21,499

(+) Income tax (expense) / benefit	(5,552)	8,304	4,571	17,797	(5,961)
(+) Financial results, net	12,881	9,211	7,335	21,172	(14,819)
(+) Investments results	—	—	—	84	(84)

Operating profit (loss)	(21,073)	(21,688)	(9,426)	(5,196)	635

(+) Depreciation	38,876	30,447	33,467	38,361	45,895
(+) Restructuring expenses	1,465	1,430	1,244	2,542	35
(+) Impairment of long -lived assets	4,954	—	—	—	—

Adjusted EBITDA	24,222	10,189	25,285	35,707	46,565

Adjusted EBITDA Margin (%)	35%	20%	34%	37%	44%

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Lifting Cost ($MM)	23.0	18.6	23.8	25.7	28.4
Lifting cost ($/boe)	9.9	8.6	9.9	9.3	9.8

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2020	As of December 31, 2019
Property, plant and equipment	941,885	917,066
Goodwill	25,048	28,484
Other intangible assets	34,909	34,029
Right-of-use assets	26,102	16,624
Trade and other receivables	31,703	15,883
Deferred income tax	493	476
Total non-current assets	1,060,140	1,012,562
Inventories	12,292	19,106
Trade and other receivables	41,632	93,437
Cash, bank balances and other short-term investments	224,950	260,028
Total current assets	278,874	372,571

Total assets	1,339,014	1,385,133

Total equity	520,900	603,716

Deferred income tax liabilities	154,259	147,019
Leases liabilities	19,107	9,372
Provisions	21,290	21,146
Borrowings	332,423	389,096
Warrants	255	16,860
Employee defined benefit plans obligation	3,636	4,469
Accounts payable and accrued liabilities	—	419
Total non-current liabilities	530,970	588,381
Provisions	1,592	3,423
Leases liabilities	7,284	7,395
Borrowings	189,632	62,317
Salaries and social security payable	9,343	12,553
Income tax payable	—	3,039
Other taxes and royalties payable	3,472	6,040
Accounts payable and accrued liabilities	75,821	98,269
Total current liabilities	287,144	193,036

Total liabilities	818,114	781,417

Total liabilities and equity	1,339,014	1,385,133

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Revenue from contract with customers	69,863	105,443
Revenues from crude oil sales	60,438	84,668
Revenues from natural gas sales	8,609	19,200
Revenues from NGL	816	1,575
Cost of sales	(70,934)	(91,415)
Operating expenses	(23,032)	(28,427)
Crude oil stock fluctuation	598	(2,365)
Depreciation, depletion and amortization	(38,876)	(45,895)
Royalties	(9,624)	(14,728)

Gross profit	(1,071)	14,028

Selling expenses	(5,434)	(6,851)
General and administrative expenses	(9,063)	(8,278)
Exploration expenses	(241)	333
Other operating income	1,380	948
Other operating expenses	(1,690)	455
Impairment of long -lived assets	(4,954)	—

Operating profit (loss)	(21,073)	635

Investments in associates	—	84

Interest income	37	382
Interest expense	(12,979)	(7,984)
Other financial results	61	22,420

Financial results, net	(12,881)	14,818

(Loss) Profit before income taxes	(33,954)	15,537

Current income tax (expense)	62	5,054
Deferred income tax (expense)/ benefit	5,490	911

Income tax expense	5,552	5,965

Net (loss) profit for the year/ period	(28,402)	21,502

Other comprehensive loss	503	745

Total comprehensive (loss) profit for the period	(27,899)	22,247

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Net profit / (loss) for the period	(28,402)	21,502
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	(8)	(222)
Foreign currency exchange difference, net	(2,229)	3,325
Unwinding of discount on asset retirement obligation	573	407
Increase of provisions, net	225	(490)
Interest expense leases	312	300
Effect of discount of assets and liabilities at present value	1,055	433
Share-based payment expense	2,713	2,778
Employee defined benefits obligation	61	453
Income tax	(5,552)	(5,965)
Non-cash items related with investing activities:
Depreciation and depletion	38,194	45,523
Amortization of intangible assets	682	372
Impairment of long -lived assets	4,954	—
Interest income	(37)	(382)
Change in the fair value of financial assets	(363)	5,336
Investments in associate	—	(84)
Non-cash items related with financing activities:
Interest expense	12,979	7,984
Changes in the fair value of Warrants	(1,765)	(33,145)
Amortized costs	774	552
Changes in working capital:
Trade and other receivables	(4,875)	6,821
Inventories	(598)	2,488
Accounts payable and other payables	213	3,455
Employee defined benefits obligations	(197)	(197)
Salaries and social security payable	2,695	654
Other taxes and royalties payable	(72)	4,694
Provisions	(445)	(1,010)
Income taxes paid	(1,745)	(2,723)

Net cash flows generated by operating activities	19,142	62,859

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(21,726)	(57,934)
Payments for acquisition of other intangible assets	(1,579)	(1,879)
Proceeds from other financial assets	—	(962)
Proceeds from interest received	37	382

Net cash flows (used in) investing activities	(23,268)	(60,393)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	—	92,761
Proceeds from borrowings	77,137	115,000
Payments of borrowing´s cost	(1,480)	(1,275)
Payments of borrowing´s principal	(47,737)	(28,000)
Payments of borrowing´s interests	(16,331)	(12,352)
Payments of leases	(1,684)	—

Net cash flows generated by financing activities	9,905	166,134

	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Net (decrease) in cash and cash equivalents	5,779	168,600

Cash and cash equivalents at the beginning of the period	218,316	65,197
Effects of exchange rate changes on cash and cash equivalents	(1,729)	2,570
Net (decrease) in cash and cash equivalents	5,779	168,600

Cash and cash equivalents at the end of the period	222,366	236,367

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaoilandgas.com

Phone in Argentina +54.11.3754.8532

Phone in Mexico    +52.55.1167.8250